Exhibit 4.54

25 January, 2005

Mr Aaron Finlay

34 Webster Street

Nedlands WA 6009

Dear Aaron

Following the completion of the Merger Agreement with Control Delivery Systems Inc on 30 December 2005, I am pleased to confirm your continued appointment as Company Secretary for pSivida Limited.

pSivida Limited agrees that your current salary of A$275,000 per annum plus superannuation, car park facilities and any other benefits currently provided by pSivida and the entitlement to discretionary cash bonuses and option awards will remain for a minimum period of two years from February 28, 2006 and will continue where there is a requirement for the Company to maintain an office or have an Australian resident Company Secretary. As you are aware, it is the intention of the Company to move its head office functions to Boston and it is expected that in due course the Company will be a US incorporated group.

In the event that the Company is no longer an Australian incorporated group prior to the expiration of two years, or your appointment as Company Secretary is no longer required, the Company agrees that you will be entitled to that balance of monies owed calculated based on your total package with reference to the above minimum two year period in the form of a lump sum redundancy payment. In addition, your entitlement to the exercise of options granted under the ESOP will continue through to the expiration of the options granted despite your having left the employment of pSivida Limited.

It is recognised that you will devote time to and receive remuneration and incentives from AION Diagnostics and pSiNutria as Chief Financial Officer and Company Secretary in each case, in addition to the above as is currently the case.

We are very happy with all your efforts and valuable contributions made during this very important last two years, during which the company has seen rapid growth and the completion of the acquisition of the remaining shares in pSiMedica that we did not already own, various fund raisings, the National Market NASDAQ listing and most recently the acquisition of Control Delivery Systems Inc.

Yours sincerely

/s/ Gavin Rezos
Mr Gavin Rezos
Managing Director and Chief Executive Officer On behalf of the Board

pSivida Limited Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000 Australia 1+61 8 9226 5099 1+61 8 9226 5499 www.psivida@psivida.com www.psivida.com ABN 78 009 232 026